STEEL JUPITER, INC.

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

STEEL JUPITER, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), **DOES HEREBY CERTIFY**:

FIRST: that the Corporation was formed in the State of Delaware on February 25, 2021, by the filing of a Certificate of Incorporation with the Secretary of State of the State of Delaware.

SECOND: that the Board of Directors of the Corporation, by written consent filed with the Secretary of the Corporation, adopted a resolution proposing and declaring advisable the following amendment to the Certificate of Incorporation of the Corporation:

Paragraph 4.1 of ARTICLE 4 of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

"4.1   Authorized Shares.

The total number of shares of all classes of stock that the Corporation shall have the authority to issue is Twelve Million (12,000,000), of which Eleven Million Nine Hundred Thousand (11,900,000) of such shares shall be Common Stock, par value $0.001 (the "Common Stock") and One Hundred Thousand (100,000) of such shares shall be Preferred Stock, par value $0.001 per share and with rights and preferences to be determined by the Board of Directors of the Corporation in accordance with Article 4.3 below (such shares, the "Preferred Stock")."

THIRD: The foregoing amendment to the Certificate of Incorporation has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned officer of Steel Jupiter, Inc. has executed this Certificate of Amendment to the Certificate of Incorporation as of the 23rd day of October, 2022.

STEEL JUPITER, INC.



By:_____

Name: Carlos Luis Tellez

Title: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "STEEL JUPITER, INC.",

FILED IN THIS OFFICE ON THE FOURTH DAY OF APRIL, A.D. 2022, AT

11:30 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

5269255 8100

SR# 20221286775

Authentication: 203086592

Date: 04-04-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

STEEL JUPITER, INC.

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

STEEL JUPITER, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), **DOES HEREBY CERTIFY**:

FIRST: that the Corporation was formed in the State of Delaware on February 25, 2021, by the filing of a Certificate of Incorporation with the Secretary of State of the State of Delaware.

SECOND: that the Certificate of Incorporation of the Corporation is hereby amended by striking out Article 6, Section 6.1 thereof and by substituting in lieu of said Article 6, Section 6.1 the following new Article 6, Section 6.1:

"6.1   Management of Business and Affairs of the Corporation.

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors (the "Board"). So long as Carlos Tellez ("Tellez") owns any shares of stock in the Corporation, Tellez shall have the right to appoint one designee to the Board (the "Tellez Director"). For as long as Tellez or his permitted transferee of stock holds at least 40% of the outstanding voting stock of the Corporation on a fully diluted basis (excluding any convertible notes as may be issued) (such voting stock on a fully diluted basis excluding the conversion of convertible notes, "Voting Securities"), the Tellez Director will hold a majority of the votes of the Board. Each director who is not the Tellez Director shall have one (1) vote, and the Tellez Director shall have the number of votes equal to the size of the Board, for all matters submitted to the Board or any committee thereof (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). For example, if the size of the Board is equal to six (6) members of the Board, each director who is not the Tellez Director shall have one (1) vote, and the Tellez Director shall have six (6) votes, for all matters submitted to the Board or any committee thereof (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). For so long as Tellez owns at least 40% of the outstanding Voting Securities, if the size of the Board is increased, then the number of votes held by the Tellez Director will be proportionally increased so that in the aggregate the Tellez Director will hold a majority of all votes of the directors of the Board. For so long as Tellez holds at least 40% of the outstanding Voting Securities, the affirmative vote of the Directors holding at least a majority of the votes of all Directors present at any meeting of the Board, who for the avoidance of doubt will be the Tellez Director, will be the act of the Board. For the avoidance of doubt, for so long as Tellez holds at least 40% of the outstanding Voting Securities, whenever the approval or consent of the Board is sought or required, such approval or consent will only be valid if such approval or consent is approved by the affirmative vote of the Tellez Director as the Director

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:30 AM 04/04/2022
FILED 11:30 AM 04/04/2022
SR 20221286775 - File Number 5269255

holding at least a majority of the votes of all Directors then serving on the Board (i.e., excluding any vacancies on the Board). Except as otherwise provided by the Board when establishing any committee, for so long as Tellez holds at least 40% of the outstanding Voting Securities, the affirmative vote of the Directors then serving on such committee holding at least a majority of the votes of all Directors then serving on such committee, who for the avoidance of doubt will be the Tellez Director, will be the act of such committee. No quorum of the Board or a committee thereof may be had without attendance of the Tellez Director. The actions by the Board or any committee thereof may be taken by vote of the Board or such committee at a meeting thereof or by unanimous written consent (without a meeting, without notice and without a vote)."

THIRD: that the foregoing amendment to the Certificate of Incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned officer of Steel Jupiter, Inc. has executed this Certificate of Amendment to the Certificate of Incorporation as of the 16 day of March, 2022.

STEEL JUPITER, INC.

By: *Carlos Tellez*

Name: Carlos Tellez
Title: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "STEEL JUPITER, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF AUGUST, A.D. 2021, AT 10:33 O`CLOCK A.M.





Jeffrey W. Bullock, Secretary of State

5269255 8100
SR# 20213073491

Authentication: 204003750
Date: 08-25-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:33 AM 08/25/2021
FILED 10:33 AM 08/25/2021
SR 20213073491 - File Number 5269255

STEEL JUPITER, INC.

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION

STEEL JUPITER, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), **DOES HEREBY CERTIFY**:

FIRST: that the Corporation was formed in the State of Delaware on February 25, 2021, by the filing of a Certificate of Incorporation with the Secretary of State of the State of Delaware.

SECOND: that the Certificate of Incorporation of the Corporation is hereby amended by striking out Article 6, Section 6.1 thereof and by substituting in lieu of said Article 6, Section 6.1 the following new Article 6, Section 6.1:

"6.1   Management of Business and Affairs of the Corporation.

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors (the "Board"). So long as Carlos Tellez ("Tellez") owns any shares of stock in the Corporation, Tellez shall have the right to appoint one designee to the Board (the "Tellez Director"). It is acknowledged that the Corporation plans to elect shortly after the date of this Certificate of Amendment to the Certificate of Incorporation two (2) additional members of the Board resulting in a total of five (5) members of the Board, including the Tellez Designee (who is Carlos Tellez) and four (4) additional Directors appointed by action of the stockholders of the Corporation. For as long as Tellez or his permitted transferee of stock holds at least a 40% of the outstanding voting stock of the Corporation on a fully diluted basis (excluding any convertible notes as may be issued) (such voting stock on a fully diluted basis excluding the conversion of convertible notes, "Voting Securities"), the Tellez Director will hold a majority of the votes of the Board and the Tellez Director shall have five votes for all matters submitted to the Board or any committee thereof (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). Each Director who is not a Tellez Director shall have one (1) vote for all matters submitted to the Board or any committee thereof (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). For so long as Tellez owns at least a 40% of the outstanding Voting Securities, if the size of the Board is increased, then the number of votes held by the Tellez Director will be proportionally increased so that in the aggregate the Tellez Director will hold a majority of all votes of the directors of the Board. For so long as Tellez holds at least a 40% of the outstanding Voting Securities, the affirmative vote (whether by proxy or otherwise) of the Directors holding at least a majority of the votes of all Directors present at any meeting of the Board, who for the avoidance of doubt will be the Tellez Director, will be the act of the Board. For the avoidance of doubt, for so long as Tellez holds at least a 40% of the outstanding Voting Securities, whenever the approval or consent of the Board is sought or required, such approval or consent will only be valid if such approval or consent is approved by the affirmative vote (whether by proxy or otherwise) of the Tellez Director as the Director holding at least a majority of the votes of all Directors then serving on the Board (i.e., excluding any vacancies on the Board). Except as otherwise provided by the Board when establishing any committee, for so long as Tellez holds at least a 40% of the outstanding Voting Securities, the affirmative vote (whether by proxy or otherwise) of the Directors then serving on such committee holding at least a majority of the votes of all Directors then serving on such committee, who for the avoidance of doubt will be the Tellez Director, will be the act of such committee. No quorum of the Board or a committee thereof may be had without attendance of the Tellez Director. The actions by the Board or any committee thereof may be taken by vote of the Board or such committee at a meeting thereof or by unanimous written consent (without a meeting, without notice and without a vote)."

THIRD: that the foregoing amendment to the Certificate of Incorporation herein certified has been duly adopted and written consent has been given in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned officer of Steel Jupiter, Inc. has executed this Certificate of Amendment to the Certificate of Incorporation as of the _25_ day of _August_, 2021.

STEEL JUPITER, INC.

By:_____

Name: Carlos Tellez

Title: President

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "STEEL JUPITER, INC.", FILED IN THIS OFFICE ON THE TWENTY-FIFTH DAY OF FEBRUARY, A.D. 2021, AT 4:19 O`CLOCK P.M.





Jeffrey W. Bullock, Secretary of State

5269255 8100
SR# 20210652101

Authentication: 202609736
Date: 02-26-21

You may verify this certificate online at corp.delaware.gov/authver.shtml

DocuSign Envelope ID: D7C70934-630C-431D-BC4D-B80D225BF0C9

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:19 PM 02/25/2021
FILED 04:19 PM 02/25/2021
SR 20210652101 - File Number 5269255

CERTIFICATE OF INCORPORATION

OF

STEEL JUPITER, INC.

Article 1.   NAME

The name of this corporation is STEEL JUPITER, INC. (the "Corporation").

Article 2.   REGISTERED OFFICE AND AGENT

The registered office of the Corporation shall be located at 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The registered agent of the Corporation at such address shall be Corporation Service Company.

Article 3.   PURPOSE AND POWERS

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "Delaware General Corporation Law"). The Corporation shall have all power necessary or convenient to the conduct, promotion or attainment of such acts and activities.

Article 4.   CAPITAL STOCK

4.1   Authorized Shares.

The total number of shares of all classes of stock that the Corporation shall have the authority to issue is Twelve Million (12,000,000), of which Ten Million (10,000,000) of such shares shall be Common Stock, par value $0.001 per share ("Common Stock") and Two Million (2,000,000) of such shares shall be Preferred Stock, par value $.001 per share and with rights and preferences to be determined by the Board of Directors of the Corporation in accordance with Article 4.3 below (such shares, the "Preferred Stock").

4.2   Common Stock.

4.2.1   Relative Rights

The Common Stock shall be subject to all of the rights, privileges, preferences and priorities of the Preferred Stock as set forth in the certificates of designation filed to establish the respective series of Preferred Stock. Except as otherwise provided below or by applicable law, all shares of Common Stock shall have the same relative rights as, and be identical in all respects to, all other shares of Common Stock.

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4.2.2 Dividends.

Whenever there shall have been paid, or declared and set aside for payment, to the holders of shares of any class of stock having preference over the Common Stock as to the payment of dividends, the full amount of dividends and of sinking fund or retirement payments, if any, to which such holders are respectively entitled in preference to the Common Stock, then dividends may be paid on the Common Stock and on any class or series of stock entitled to participate therewith as to dividends, out of any assets legally available for the payment of dividends thereon, but only when and as declared by the Board of Directors of the Corporation. Except as otherwise required by law, the holders of Common Stock shall be entitled to receive, pro rata based on the number of shares of Common Stock outstanding, such dividends and other distributions in cash, stock or other property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefore.

4.2.3 Dissolution, Liquidation, Winding Up.

In the event of any dissolution, liquidation or winding up of the Corporation, whether voluntary or involuntary, the holders of the Common Stock, and holders of any class or series of stock entitled to participate therewith, in whole or in part, as to the distribution of assets in such event, shall become entitled to participate ratably (according to the number of outstanding shares of Common Stock held by them) in the distribution of any assets of the Corporation remaining after the Corporation shall have paid, or provided for payment of, all debts and liabilities of the Corporation and after the Corporation shall have paid, or set aside for payment, to the holders of any class of stock having preference over the Common Stock in the event of dissolution, liquidation or winding up the full preference amounts (if any) to which they are entitled.

4.2.4 Voting Rights.

Each holder of shares of Common Stock shall be entitled to attend all special and annual meetings of the stockholders of the Corporation and, share for share and without regard to class, together with the holders of all other classes of stock entitled to attend such meetings and to vote (except any class or series of stock having special voting rights), to cast one vote for each outstanding share of Common Stock so held upon any matter or thing (including, without limitation, the election of one or more directors) properly considered and acted upon by the stockholders.

4.3 Preferred Stock.

The Board of Directors is authorized, subject to limitations prescribed by the Delaware General Corporation Law and the provisions of this Certificate of Incorporation, to provide, by resolution or resolutions from time to time and by filing a certificate of designation pursuant to the Delaware General Corporation Law, for the issuance of the shares of Preferred Stock in series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and relative, participating, optional or other

2

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special rights of the shares of each such series and to fix the qualifications, limitations or restrictions thereof.

Article 5.   INCORPORATOR

The name and mailing address of the Incorporator are as follows: Carlos Tellez, 3011 Honeylocust Circle, Collegeville, Pennsylvania 19426.

Article 6.   BOARD OF DIRECTORS

6.1   Management of Business and Affairs of the Corporation.

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors (the "Board"). So long as Carlos Tellez ("Tellez") owns any shares of stock in the Corporation, Tellez shall have the right to appoint one designee to the Board (the "Tellez Director"). It is acknowledged that there exists on the date of this Certificate of Incorporation three (3) members of the Board, including the Tellez Designee (who is initially Carlos Tellez) and two Directors appointed by action of the stockholders of the Corporation. For as long as Tellez or his permitted transferee of stock holds at least a 40% of the outstanding voting stock of the Corporation on a fully diluted basis (excluding any convertible notes as may be issued) (such voting stock on a fully diluted basis excluding the conversion of convertible notes, "Voting Securities"), the Tellez Director will hold a majority of the votes of the Board and the Tellez Director shall have three votes for all matters submitted to the Board or any committee thereof (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). Each Director who is not a Tellez Director shall have one (1) vote for all matters submitted to the Board or any committee thereof (whether the consideration of such matter is taken at a meeting, by written consent or otherwise). For so long as Tellez owns at least a 40% of the outstanding Voting Securities, if the size of the Board is increased, then the number of votes held by the Tellez Director will be proportionally increased so that in the aggregate the Tellez Director will hold a majority of all votes of the directors of the Board. For so long as Tellez holds at least a 40% of the outstanding Voting Securities, the affirmative vote (whether by proxy or otherwise) of the Directors holding at least a majority of the votes of all Directors present at any meeting of the Board, who for the avoidance of doubt will be the Tellez Director, will be the act of the Board. For the avoidance of doubt, for so long as Tellez holds at least a 40% of the outstanding Voting Securities, whenever the approval or consent of the Board is sought or required, such approval or consent will only be valid if such approval or consent is approved by the affirmative vote (whether by proxy or otherwise) of the Tellez Director as the Director holding at least a majority of the votes of all Directors then serving on the Board (i.e., excluding any vacancies on the Board). Except as otherwise provided by the Board when establishing any committee, for so long as Tellez holds at least a 40% of the outstanding Voting Securities, the affirmative vote (whether by proxy or otherwise) of the Directors then serving on such committee holding at least a majority of the votes of all Directors then serving on such committee, who for the avoidance of doubt will be the Tellez Director, will be the act of such committee. No quorum of the Board or a committee thereof may be had without attendance of the Tellez Director. The actions by the Board or any committee thereof may be taken by vote of

3

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the Board or such committee at a meeting thereof or by unanimous written consent (without a meeting, without notice and without a vote).

> 6.2   Limitations of Liability.

No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the Delaware General Corporation Law; or (d) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article 6.2 shall be prospective only and shall not adversely affect any right or protection of, or any limitation of the liability of, a director of the Corporation existing at, or arising out of facts or incidents occurring prior to, the effective date of such repeal or modification.

Article 7.   AMENDMENT OF BYLAWS

In furtherance and not in limitation of the powers conferred by the Delaware General Corporation Law, the Board of Directors of the Corporation is expressly authorized and empowered to adopt, amend and repeal the bylaws of the Corporation.

Article 8.   RESERVATION OF RIGHT TO AMEND CERTIFICATE OF INCORPORATION

The Corporation reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences, and privileges of any nature conferred upon stockholders, directors, or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this Article 8.

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IN WITNESS WHEREOF, the undersigned, being the Incorporator hereinabove named, for the purpose of forming a corporation pursuant to the Delaware General Corporation Law, hereby certifies that the facts hereinabove stated are truly set forth, and accordingly executes this Certificates of Incorporation this 25 day of February, 2021.

INCORPORATOR

DocuSigned by:
Carlos Tellez
161ED6D3252C436...

Carlos Tellez
Incorporator

159804.00101/124076025v.4